Exhibit (b)(1)

TC LENDING, LLC

301 Commerce Street, Suite 3300

Fort Worth, Texas 76102

PERSONAL AND CONFIDENTIAL

April 29, 2017

Jazz MergerSub, Inc.

c/o ESW Capital LLC

401 Congress Avenue, Suite 2650

Austin, Texas 78701

Commitment Letter

Dear Ladies and Gentlemen:

We are pleased to confirm the arrangements under which (i) TC Lending, LLC (“TCL”) is exclusively authorized by Jazz MergerSub, Inc. (“Newco” and “you”) a newly formed entity controlled, directly or indirectly, by ESW Capital LLC (the “Sponsor”) to act as sole lead arranger and administrative agent and collateral agent in connection with, and (ii) TCL commits to provide the financing for, certain transactions described herein, in each case on the terms and subject to the conditions set forth in this letter and in the attached Annexes hereto (collectively, the “Commitment Letter”).

1. You have informed TCL that Newco intends to establish credit facilities having the terms set forth in Annex B (the “Term Sheet”) to consist of (a) up to $150 million of commitments under a senior secured Term Loan facility (the “Term Loan Facility”); and (b) up to $10 million of commitments under a senior secured revolving credit facility (the “Revolving Facility” and, collectively with the Term Facility, the “Credit Facilities”). The proceeds of the Term Facility are expected to be used (i) finance a portion of the consideration payable in connection with the consummation of the acquisition (the “Acquisition”) of Jive Software, Inc. (“Target”) and its subsidiaries, (ii) refinance existing indebtedness of the Target and (iii) pay fees and expenses associated with the Credit Facilities, the Acquisition and related transactions. Amounts available under the Revolving Facility are expected to be used to fund permitted capital expenditures and permitted acquisitions, to provide for the ongoing working capital requirements of the Target and to fund general corporate purposes. The Acquisition will be accomplished by the merger (the “Merger”) of Newco with and into Target with Target being the surviving entity in such merger. For purposes of this Commitment Letter, “Borrower” shall mean Newco, as the initial borrower, and Target, as successor to the merger between Target and Newco.

2. TCL is pleased to confirm its commitment to act as sole lead arranger and as administrative agent and collateral agent for the Credit Facilities, and to provide Newco the

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full $160 million of the Credit Facilities, in each case, on the terms and subject to the conditions contained in this Commitment Letter and the Term Sheet. You hereby irrevocably appoint TCL to act in each such role. Our fees for our services related to the Credit Facilities are set forth in a separate fee letter (the “Fee Letter”), dated as of the date hereof, entered into by you and TCL on the date hereof.

3. (a) Notwithstanding anything in this Commitment Letter, the Fee Letter or any other letter agreement to the contrary, (i) the only representations the accuracy of which shall be a condition to the availability of the Credit Facilities on the Initial Funding Date (as defined in the Term Sheet), shall be (A) the representations made by or on behalf of Target in the Acquisition Agreement (as defined in the Term Sheet) but only to the extent that you or your applicable affiliates have the right to terminate your or your applicable affiliates’ obligations under the Acquisition Agreement, or to not consummate the Acquisition as a result of a breach of such representations in the Acquisition Agreement (the “Specified Acquisition Agreement Representations”), and (B) the Specified Representations (as defined below), (ii) the terms of the Credit Documents (as defined in the Term Sheet) shall be in a form such that they do not impair the availability of the Credit Facilities on the Initial Funding Date if the conditions precedent set forth in “Conditions Precedent to Initial Funding Date” in the Term Sheet are satisfied or waived (it being understood that, to the extent that a security interest in any Collateral (as defined in the Term Sheet) (other than the Specified Collateral (as defined below)) securing the Credit Facilities is or cannot be provided and/or the Agent’s (as defined in the Term Sheet) security interest therein cannot be perfected on the Initial Funding Date after the Borrower’s use of commercially reasonable efforts to do so, then the delivery of any such Collateral and/or the perfection of the security interest therein shall not constitute a condition precedent to the availability and funding of the Credit Facilities on the Initial Funding Date but shall instead be delivered and/or the security interest therein perfected within 30 days (or such longer period as the Agent may reasonably agree in its discretion) after the Initial Funding Date pursuant to arrangements to be mutually agreed by the parties hereto acting reasonably, and (iii) the only conditions to the availability of the Credit Facilities on the Initial Funding Date are those expressly set forth in “Conditions Precedent to Initial Funding Date” in the Term Sheet, and such conditions shall be subject in all respects to this paragraph.

(b) “Specified Collateral” means, collectively, the UCC Filing Collateral, the IP Collateral, the Stock Certificates and the Insurance Endorsements. “UCC Filing Collateral” means Collateral consisting solely of assets for which a security interest can be perfected by filing a Uniform Commercial Code financing statement. “Insurance Endorsements” means endorsements with respect to each policy of insurance of the Credit Parties (as defined in the Term Sheet) naming Agent, on behalf of Lenders, as an additional insured thereunder as its interest may appear, and, in the case of each casualty insurance policy, containing a loss payable clause or endorsement that names Agent, on behalf of Lenders, as the loss payee thereunder; provided, that if long form endorsements cannot be obtained prior to the Initial Funding Date after the Borrower’s use of commercially reasonable efforts to do so, then the delivery of any such long form endorsements shall not constitute a condition precedent to the availability and funding of the Credit Facilities on the Initial Funding Date but shall instead be delivered within 30 days (or such longer period as the Agent may reasonably agree in its discretion) after the

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Initial Funding Date. “IP Collateral” means Collateral consisting solely of intellectual property assets for which a security interest can only be perfected by filing an intellectual property security agreement with the U.S. Patent and Trademark Office or Copyright Office. “Stock Certificates” means Collateral consisting of stock (or limited liability company or partnership interests constituting certificated securities under the Uniform Commercial Code) certificates representing capital stock or other equity interests of the Borrower and its domestic subsidiaries required as Collateral pursuant to the Term Sheet.)) “Specified Representations” means the representations and warranties set forth in the Credit Documents relating to: (i) existence, organization, corporate power and authority (as it relates to due authorization, execution, delivery and performance of the Credit Documents) of the Credit Parties; (ii) due authorization, execution, delivery by the Credit Parties and enforceability of the Credit Documents; (iii) non-contravention of the Credit Documents as they relate to the Credit Parties with the organization and/or formation documents and other governing documents of any Credit Party, any applicable material law or any order, judgment or decree of any court or other governmental authority binding on any Credit Party and receipt of governmental approvals for the execution, delivery, and performance by any Credit Party of the Credit Documents; (iv) Federal Reserve margin regulations; (v) the Investment Company Act; (vi) solvency pursuant to a solvency certificate of the chief financial officer (or other officer with reasonably equivalent responsibilities) of the Borrower in the form attached as Annex C; (vii) use of proceeds; (viii) Patriot Act and OFAC; and (ix) the validity, priority and perfection of the security interests granted in the Collateral (subject to the foregoing provisions of this paragraph 3). This paragraph, and the provisions herein, are referred to as the “Certain Funds Provision.”

4. The parties acknowledge that the Term Sheet and this Commitment Letter, (a) summarize all of the substantive conditions precedent to the Credit Facilities and (b) summarize all of the substantive covenants, representations, warranties, and events of default (but do not purport to summarize the other provisions) that will be contained in the Credit Documents. The Credit Documents shall include, in addition, provisions that are customary or typical for financings of this type.

5. TCL intends to syndicate a portion of the Credit Facilities to one or more lenders. Promptly after the execution of this Commitment Letter, TCL will initiate discussions with potential lenders relating to the syndication of the Credit Facilities. The Sponsor agrees to participate in a reasonable number of meetings and calls relating to the syndication of the Credit Facilities upon reasonable notice. The completion of such syndication or compliance with this Section 5 is not a condition precedent to the availability of the Credit Facilities on the Initial Funding Date. TCL will manage all aspects of the syndication of the Credit Facilities in consultation with the Sponsor including the timing and determination of all amounts offered to potential lenders, the selection (subject to the consent rights set forth in the Term Sheet) and allocation of commitments among the lenders, and the compensation to be provided to the lenders (which compensation shall be paid from, and not in addition to, the compensation paid to TCL pursuant to this Commitment Letter or the Fee Letter). For the avoidance of doubt, you shall not be obligated to reimburse the expenses of any person in connection with the syndication of the Credit Facilities other than the reasonable, documented out-of-pocket fees, disbursements and other charges of all legal counsel to TCL.

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6. Each of the parties hereto agrees that each of the Commitment Letter (including the Term Sheet) and the Fee Letter is a binding and enforceable agreement with respect to the subject matter herein notwithstanding that the funding of the Credit Facilities is subject to the terms and conditions specified herein, including the execution and delivery of the Credit Documents by the parties hereto in a manner consistent with this Commitment Letter.

7. In addition, Newco, on behalf of itself and the Credit Parties (as defined in the Term Sheet) represents and covenants that (with respect to the Target, to its knowledge) (i) all written information, other than Projections and information of a general economic or industry nature, which has been or is hereafter provided directly or indirectly by Newco, the Sponsor or any their respective representatives to TCL or the Lenders in connection with the transactions contemplated hereunder (the “Information”) is and will be complete and correct in all material respects and does not and will not, when taken as a whole, contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements contained therein not misleading in light of the circumstances under which such statements are made (after giving effect to all supplements and updates thereto) and (ii) all financial projections concerning Target and its subsidiaries that have been or will be made available to TCL or the Lenders by Newco, the Sponsor or any of their respective representatives (the “Projections”) have been and will be prepared in good faith based upon assumptions that are believed by the preparer thereof to be reasonable at the time made (it being recognized by us that such Projections are subject to significant uncertainties and contingencies, many of which are beyond your control, that no assurance can be given that any particular Projections will be realized, are not to be viewed as facts and that actual results during the period or periods covered by any such Projections may differ from the projected results, and such differences may be material). You agree that if at any time prior to the Initial Funding Date, any of the representations in the preceding sentence would be incorrect in any material respect if the Information and Projections were being furnished, and such representations were being made, at such time, then you will promptly supplement, or cause to be supplemented, the Information and Projections so that such representations will be correct in all material respects under those circumstances.

8. By executing this Commitment Letter, you agree to reimburse TCL from time to time on demand for all reasonable out-of-pocket fees and expenses (including, but not limited to, the reasonable fees, disbursements and other charges of all legal counsel to TCL (including, but not limited to, special and local counsel to the Lenders retained by TCL) and examiners, search fees, due diligence expenses, transportation expenses, and appraisal, environmental, audit, and consultant costs and expenses) incurred in connection with the Credit Facilities, the syndication thereof, the preparation of the definitive documentation therefor and the other transactions contemplated hereby (collectively, the “Expenses”), regardless of whether any of the transactions contemplated hereby are consummated.

9. In addition, in connection with arrangements such as this, it is TCL’s policy to receive indemnification. You agree to the provisions with respect to TCL’s indemnity and other matters set forth in Annex A, which is incorporated by reference into this Commitment Letter.

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10. Please note that this Commitment Letter, the Term Sheet and the Fee Letter and any written or oral advice provided by us in connection with this arrangement are exclusively for the information of the Board of Directors and senior management of Newco and the Sponsor and may not be disclosed to any third party or circulated or referred to publicly without TCL’s prior written consent; provided, however, that we hereby consent to your disclosure of (i) this Commitment Letter, the Fee Letter and such advice to your officers, directors, controlling persons, agents and advisors who are directly involved in the consideration of the Credit Facilities to the extent such persons agree to hold the same in confidence, and (ii) the existence and contents of this Commitment Letter, the Term Sheet and the Fee Letter limited solely to such information as may be required to be disclosed by applicable law or compulsory legal process (in which case you agree to inform TCL in writing prior to such disclosure if permitted by applicable law). We shall use all confidential information received by us in connection with the Acquisition and the other transactions contemplated by this Commitment Letter solely for the purposes of providing the services that are the subject of this Commitment Letter and shall treat confidentially all such information; provided, however, that nothing herein shall prevent us from disclosing any such information (i) to any Lenders or prospective Lenders, (ii) as may be required to be disclosed by applicable law or compulsory legal process (in which case we agree to inform you in writing prior to such disclosure if permitted by applicable law), (iii) to our affiliates and our and our affiliates’ officers, directors, agents, employees, attorneys, accountants and advisors (collectively, “Representatives”) who are informed of the confidential nature of such information and are or have been advised of their obligation to keep information of this type confidential, (provided that any such Representative is advised of its obligation to retain such information as confidential, and we shall be responsible for our Representatives’ compliance with this paragraph) solely in connection with the Acquisition and the other transactions contemplated by this Commitment Letter, (iv) to the extent any such information becomes publicly available other than by reason of disclosure by us, our affiliates or Representatives in breach of this Commitment Letter, or to the extent any such information is developed independently by us and (v) for purposes of establishing a “due diligence” defense or in connection with the exercise of any rights or remedies; provided that the disclosure of any such information to any Lenders or prospective Lenders referred to above shall be made subject to the acknowledgment and acceptance by such Lender or prospective Lender that such information is being disseminated on a confidential basis (on substantially the terms set forth in this paragraph or as is otherwise reasonably acceptable to you and us, including, without limitation, as agreed in any confidential information memorandum or other marketing materials)in accordance with our standard syndication processes or customary market standards for dissemination of such type of information.

11. TCL or its affiliates may actively trade or otherwise effect transactions and hold positions in the debt and equity securities (or related derivative securities) of Target and other companies which may be the subject of the arrangements contemplated by this Commitment Letter and may at any time hold long and short positions in such securities. TCL or its affiliates may also co-invest with, make direct investments in, and invest or co-invest client monies in or with funds or other investment vehicles managed by other parties, and such funds or other investment vehicles may trade or make investments in securities or other debt obligations of Target or other companies which may be the subject of the arrangements contemplated by this Commitment Letter.

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12. TCL and its affiliates may have economic interests that conflict with those of Newco and the Sponsor. You agree that TCL will act under this Commitment Letter as an independent contractor and that nothing in this Commitment Letter, the Term Sheet or the Fee Letter or otherwise will be deemed to create an advisory, fiduciary or agency relationship or fiduciary or other implied duty between TCL, Newco and the Sponsor, their respective stockholders or their respective affiliates. You acknowledge and agree that (i) the transactions contemplated by this Commitment Letter, the Term Sheet and the Fee Letter are arm’s-length commercial transactions between TCL, on the one hand, and Newco, the Sponsor and their respective affiliates, on the other, (ii) in connection therewith and with the process leading to such transaction TCL is acting solely as a principal and not the agent or fiduciary of Newco, the Sponsor, their respective management, stockholders, affiliates, creditors, or any other person, (iii) TCL has not assumed an advisory or fiduciary responsibility in favor of Newco, the Sponsor and their respective affiliates with respect to the transactions contemplated hereby or the process leading thereto (irrespective of whether TCL or any of its affiliates has advised or is currently advising Newco, the Sponsor and their respective affiliates on other matters) or any other obligation to Newco, the Sponsor and their respective affiliates except the obligations expressly set forth in this Commitment Letter, the Term Sheet and the Fee Letter and (iv) Newco has consulted its own legal and financial advisors to the extent it deemed appropriate. Newco further acknowledges and agrees that it is responsible for making its own independent judgment with respect to such transactions and the process leading thereto. Newco, on behalf of itself and its affiliates, agrees that it will not claim that TCL has rendered advisory services of any nature or respect, or owes a fiduciary or similar duty to Newco and its affiliates, in connection with such transaction or the process leading thereto. In addition, TCL may employ the services of its affiliates in providing certain services hereunder and may exchange with such affiliates information concerning Newco, the Sponsor and other companies that may be the subject of this Commitment Letter, the Term Sheet and the Fee Letter, and such affiliates shall be entitled to the benefits afforded to TCL hereunder.

13. The provisions of paragraphs 8, 9, 10, 11, 12 and 20 shall remain in full force and effect regardless of whether any definitive documentation for the Credit Facilities shall be executed and delivered, and notwithstanding the termination of this Commitment Letter or any commitment or undertaking hereunder; provided that your obligations under this Commitment Letter shall automatically terminate and be superseded by the corresponding provisions of the Credit Facilities upon the initial funding thereunder and you shall automatically be released from all liability in connection herewith at such time.

14. Our commitment hereunder shall terminate upon the first to occur of (i) the termination of the Acquisition Agreement, (ii) the consummation of the Acquisition without the use of the proceeds of the Credit Facilities and (iii) September 30, 2017 unless the closing of the Credit Facilities, on the terms and subject to the conditions contained herein, shall have been consummated on or before such date.

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15. This Commitment Letter may not be assigned by Newco without TCL’s prior written consent (and any purported assignment without such consent shall be null and void), is intended to be solely for the benefit of the parties hereto and is not intended to confer any benefits upon, or create any rights in favor of, any person other than the parties hereto. TCL may assign its commitments hereunder, in whole or in part (including, for example, our commitment to provide the Credit Facilities), to any of its affiliates or to any Lender (as provided in the Term Sheet), it being understood that any such assignment will not relieve TCL of any of its commitments to extend the Credit Facilities hereunder on the Initial Funding Date. Neither this Commitment Letter (including the Term Sheet) nor the Fee Letter may be amended or any term or provision hereof or thereof waived or modified except by an instrument in writing signed by each of the parties hereto or thereto.

16. TCL hereby notifies you that pursuant to the requirements of the USA PATRIOT Act (Title III of Pub. L. 107-56 (signed into law October 26, 2001)) (the “Act”) and other applicable law relating to money laundering and terrorist financing, TCL and each other Lender under the proposed Credit Facilities may be required to obtain, verify and record information that identifies the Sponsor, Newco, Target, and each other Credit Party, which information includes the name and address of you, the Sponsor, Newco, Target, and each other Credit Party and other information that will allow TCL and each other Lender to the proposed Credit Facilities to identify the Sponsor, Newco, Target, and each other Credit Party in accordance with the Act and such other applicable law. This notice is given in accordance with the requirements of the Act and is effective for TCL and each other the Lender.

17. This Commitment Letter may be executed in any number of counterparts, each of which when executed shall be an original, and all of which, when taken together, shall constitute one agreement. Delivery of an executed counterpart of a signature page of this Commitment Letter by facsimile transmission shall be effective as delivery of a manually executed counterpart hereof.

18. Please confirm that the foregoing is in accordance with your understanding by signing and returning to TCL the enclosed copy of this Commitment Letter, the Fee Letter and that certain support letter made by the Sponsor in favor of TCL on or before 5:00 pm New York time on May 1, 2017, whereupon this Commitment Letter and the Fee Letter shall become binding agreements between TCL and Newco. If not signed and returned as described in the preceding sentence by such date and time, this offer will terminate on such date and time.

19. THIS COMMITMENT LETTER AND THE FEE LETTER REPRESENT THE FINAL AGREEMENT BETWEEN THE PARTIES AND MAY NOT BE CONTRADICTED BY EVIDENCE OF PRIOR, CONTEMPORANEOUS, OR SUBSEQUENT ORAL AGREEMENTS OF THE PARTIES. THERE ARE NO UNWRITTEN ORAL AGREEMENTS BETWEEN THE PARTIES.

20. This Commitment Letter, the Term Sheet and the Fee Letter (i) supersedes all prior discussions, agreements, commitments, arrangements, negotiations and understandings, whether oral or written, of the parties with respect thereto, (ii) shall be governed

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by the law of the State of New York, without giving effect to the conflict of laws provisions thereof; provided, that the laws of the jurisdiction governing the Acquisition Agreement shall govern in determining (a) the interpretation of a “Company Material Adverse Effect” (as defined in the Acquisition Agreement) and whether a “Company Material Adverse Effect” has occurred, in each case, under the Acquisition Agreement, (b) the accuracy of the Acquisition Agreement Representations and whether as a result of the inaccuracy thereof you or your applicable affiliate has the right to terminate your (or their) obligations under, or otherwise not consummate, the Acquisition pursuant to the Acquisition Agreement and (c) whether the Acquisition has been consummated in accordance with the terms of the Acquisition, (iii) shall be binding upon the parties and their respective successors and assigns, and (iv) may not be relied upon or enforced by any other person or entity. If this Commitment Letter or the Fee Letter becomes the subject of a dispute, each of the parties hereto hereby waives trial by jury. The Sponsor agrees that any suit or proceeding arising in respect to this Commitment Letter or the Fee Letter or any matter referred to in this Commitment Letter or Fee Letter will be tried exclusively in the U.S. District Court for the Southern District of New York or, if that court does not have subject matter jurisdiction, in any state court located in the City of New York and the Sponsor agrees to submit to the jurisdiction of, and to venue in, such courts.

We look forward to working with you.

[signature page follows]

Very truly yours,

TC LENDING, LLC

By:
Authorized Signatory

ACCEPTED AS OF THE DATE ABOVE:

JAZZ MERGERSUB, INC.

By:
Name:
Title:

Annex A

In the event that TCL becomes involved in any capacity in any action, proceeding or investigation brought by or against any person, including stockholders, partners, or other equity holders of Newco, the Sponsor or Target, in connection with or as a result of either this arrangement or any matter referred to in this Commitment Letter or the Fee Letter (together, the “Letters”), Newco agrees to periodically reimburse TCL for its reasonable legal and other expenses (including the cost of any investigation and preparation) incurred in connection therewith. Newco also agrees to indemnify and hold TCL harmless against any and all losses, claims, damages or liabilities to any such person in connection with or as a result of either this arrangement or any matter referred to in the Letters, and without regard to the exclusive or contributory negligence of any Indemnified Party (as defined below), except to the extent that such have been found by a final, non-appealable judgment of a court of competent jurisdiction to have resulted from the gross negligence or willful misconduct of TCL in performing the services that are the subject of the Letters. If for any reason the foregoing indemnification is unavailable to the Indemnified Parties or is insufficient to hold the Indemnified Parties harmless, then Newco shall contribute to the amount paid or payable by the Indemnified Parties as a result of such loss, claim, damage or liability in such proportion as is appropriate to reflect the relative economic interests of Newco and its stockholders, partners, or other equity holders on the one hand and the Indemnified Parties on the other hand in the matters contemplated by the Letters as well as the relative fault of Newco and the Indemnified Parties with respect to such loss, claim, damage or liability and any other relevant equitable considerations. The reimbursement, indemnity and contribution obligations of Newco under this paragraph shall be in addition to any liability which Newco may otherwise have, shall extend upon the same terms and conditions to any affiliate of TCL and the partners, directors, agents, employees and controlling persons (if any), as the case may be, of TCL and any such affiliate (TCL and any such person, an “Indemnified Party), and shall be binding upon and inure to the benefit of any successors, assigns, heirs and personal representatives of Newco, TCL, any such affiliate and any such person. Newco also agrees that no Indemnified Party shall have any liability based on its or their exclusive or contributory negligence or otherwise to Newco or any person asserting claims on behalf of or in right of Newco or any other person in connection with or as a result of either this arrangement or any matter referred to in the Letters; except in the case of Newco to the extent that any losses, claims, damages, liabilities or expenses incurred by Newco or its affiliates, stockholders, partners or other equity holders have been found by a final, non-appealable judgment of a court of competent jurisdiction to have resulted from the gross negligence or willful misconduct of such Indemnified Party in performing the services that are the subject of the Letters;. No Indemnified Party or other person party hereto shall be liable for special, indirect, consequential or punitive damages in connection with or as a result of such Indemnified Party’s or such other parties’ activities related to the Letters. The provisions of this Annex A shall survive any termination or completion of the arrangement provided by the Letters; provided that your obligations set forth in this Annex A shall automatically terminate and be superseded by the corresponding provisions of the Credit Facilities upon the initial funding thereunder and you shall automatically be released from all liability in connection herewith at such time.

Annex B

JAZZ MERGERSUB, INC.

Summary of Terms and Conditions of the Credit Facilities

This Summary of Terms and Conditions of the Credit Facilities does not purport to summarize all the terms, conditions, representations, warranties and other provisions with respect to the transactions referred to herein. This Summary of Terms and Conditions of the Credit Facilities supersedes any proposed summary of terms or conditions regarding the subject matter hereof and dated prior to the date hereof. Certain capitalized terms used herein are defined in the Commitment Letter.

Borrower:	Newco, as the initial borrower, and Target, as successor to the merger between Newco and Target, with Target surviving the Merger (the “Company” and, together with the Guarantors (as defined below), collectively, the “Credit Parties” or each individually a “Credit Party”).

Guarantors:	The Borrower’s existing and future direct and indirect wholly-owned domestic subsidiaries (collectively, the “Guarantors”), shall guaranty (the “Guaranty”) all obligations under the Credit Facilities (as defined below). All guarantees shall be guarantees of payment and not of collection.

Limited Guarantor:	Wave Systems Corp. (the “Parent”) shall guaranty (the “Limited Guaranty”) all obligations under the Credit Facilities; provided, that the recourse for the Limited Guaranty shall be limited to the pledge of the stock of the Borrower by the Parent. The Limited Guaranty shall be a guaranty of payment and not of collection.

Sole Lead Arranger, Administrative Agent and Collateral Agent:	TC Lending, LLC (“TCL”) (in such capacity, the “Agent” or the “Arranger,” as applicable).

Lenders:	TCL or an affiliate of TCL to be identified and/or other financial institutions or investment vehicles selected by TCL with, so long as no event of default has occurred and is continuing, the consent of the Borrower (such consent not to be unreasonably withheld, delayed or conditioned) solely in the case of any lender that is a Competitor of the Borrower (each, a “Lender” and, collectively, the “Lenders”). “Competitor” means an entity that is (i) an operating company and is engaged primarily in substantially the same business as the Borrower or (ii) a private equity sponsor identified in writing to the Agent prior to the Initial Funding Date that controls an operating company that is engaged primarily in substantially the same business as the Borrower.

Credit Facilities:	$160 million (the “Total Facility Amount”) of senior secured credit facilities (collectively, the “Credit Facilities”) comprised of the following:

(A) $ 10,000,000 senior secured revolving credit facility (the “Revolving Facility”); and

(B) $ 150,000,000 senior secured term loan (the “Term Loan”).

Availability:	Revolving Facility: Amounts available under the Revolving Facility may be borrowed, repaid and re-borrowed after the Initial Funding Date (as defined below) until the Maturity Date (as defined below).

Term Loan: The Term Loan shall be fully drawn on the Initial Funding Date.

Drawings under the Credit Facilities will be subject to compliance with the Credit Documents.

Initial Funding Date:	Such date as all conditions to the initial funding of the Credit Facilities have been satisfied (the “Initial Funding Date”).

Maturity Date:	The date that is 5 years after the Initial Funding Date (the “Maturity Date”).

Amortization:	Revolving Loan: None

Term Loan: Quarterly amortization of principal (in equal installments) per annum as follows:

Year:	Amortization:
1	1.0% of initial aggregate Term Loan advances
2	5.0% of initial aggregate Term Loan advances
3	5.0% of initial aggregate Term Loan advances
4	10.0% of initial aggregate Term Loan advances
5	10.0% of initial aggregate Term Loan advances
Maturity Date	All amounts outstanding under the Term Loan

Interest Rates:	Calculated on a 360-day basis:

Current Rate: With respect to the Revolving Facility and the Term Loan:

A floating rate equal to LIBOR Rate + 8.75% or Base Rate + 7.75%.

Default Rate: 3.00% in addition to the Current Rate, payable on demand.

As used herein, the terms “Base Rate” and “LIBOR Rate” shall have meanings customary and appropriate for financings of this type, and the basis for calculating accrued interest and the interest periods for loans bearing interest based on LIBOR shall be customary and appropriate for financings of this type; provided that at no time would LIBOR be less than 1.25% and at no time would the Base Rate be less than 4.25%.

Un-drawn Facility Fee:	Un-drawn Facility fees equal to 0.50% per annum times the daily average aggregate undrawn portion of the Revolving Facility shall accrue from the Initial Funding Date and shall be payable monthly in arrears to the Agent for the ratable benefit of the Lenders under the Revolving Facility.

Payment Schedule:	Interest at the Current Rate is due monthly for borrowings bearing interest with reference to the Base Rate; on the last day of selected interest periods (which shall be one, two, or three months) for borrowings bearing interest with reference to LIBOR (and at the end of every month, in the case of interest periods of longer than one month); and upon prepayment, in each case payable in arrears.

Interest at the Default Rate is due on demand following an event of default under the definitive documentation evidencing the Credit Facilities.

Principal is due in accordance with the amortization schedule referred to above and on the Maturity Date unless earlier payment is required from Mandatory Prepayments or following a default.

Yield Maintenance Premium:	As set forth in the Fee Letter.

Prepayment Premium:	As set forth in the Fee Letter.

Mandatory Prepayments:	The Company shall make the following mandatory prepayments (subject to certain basket amounts and other exceptions to be negotiated in the definitive Credit Documents (as defined below)):

(i)	Asset Sales: Prepayments in the amount of all of the net after tax cash proceeds in excess of amounts to be determined in any fiscal year of the sale or other disposition of any property or assets of any Credit Party or its respective subsidiaries, other than net cash proceeds of sales or other dispositions of inventory in the ordinary course of business, other than net cash proceeds (not in excess of an amount to be agreed upon in the aggregate) that are reinvested in other assets useful in the business of the Credit Parties within a time period to be negotiated in the Credit Documents.

(ii)	Insurance Proceeds: Prepayments in the amount of all of the net cash proceeds in excess of amounts to be determined in any fiscal year of condemnation/insurance on account of any loss or taking of any property or assets of any Credit Party or its respective subsidiaries, other than net cash proceeds (not in excess of an amount to be agreed upon in the aggregate) that are reinvested in other assets useful in the business of the Credit Parties within a time period to be negotiated in the Credit Documents; provided that any prepayments required to be made pursuant to this clause (ii) shall not be subject to the Yield Maintenance and Prepayment Premium.

(iii)	Incurrence of Indebtedness: Prepayments in an amount equal to all of the net cash proceeds received from the incurrence of indebtedness by any Credit Party or its respective subsidiaries (other than Permitted Debt (as defined below)).

(iv)	Excess Cash Flow: Prepayments in an amount equal to 50% of Excess Cash Flow (to be defined in the Credit Documents); provided that any prepayments required to be made pursuant to this clause (iv) shall not be subject to the Yield Maintenance and Prepayment Premium; provided, further, that the percentage of Excess Cash Flow required to be prepaid by the Company shall stepdown to 25% commencing with the fiscal year ending December 31, 2019.

(v)	Tax Refunds and other Extraordinary Receipts: Prepayments in the amount of all tax refunds and other extraordinary receipts (to be defined in the definitive Credit Documents) in excess of amounts to be determined in any fiscal year received by any Credit Party; provided that any prepayments required to be made pursuant to this clause (v) shall not be subject to the Yield Maintenance and the Prepayment Premium.

(vi)	Cure Right: Prepayments in an amount equal to all of the cash proceeds received in connection with the exercise of a Cure Right (as defined below); provided that any prepayments required to be made pursuant to this clause (vi) shall not be subject to the Yield Maintenance or Prepayment Premium.

(vii)	Issuance of Equity. Prepayment in an amount equal to all of the net cash proceeds received from the issuance of equity by any Credit Party or its respective subsidiaries (except a one-time issuance of equity to the Sponsor in an amount not to exceed $15,000,000 of cash proceeds during the first twelve (12) months after the Initial Funding Date).

Prepayment Application:	Optional and mandatory prepayments of the Credit Facilities shall be applied in the following order: (i) first, to the installments of the Term Loan ratably; and (ii) second, to the outstanding principal balance of the Revolving Facility (without a permanent reduction in the Revolving Facility Commitments).

Use of Proceeds:	On the Initial Funding Date, it is anticipated that the aggregate proceeds of the Credit Facilities shall be used to pay a portion of the consideration for the Acquisition, refinance existing indebtedness of the Target and to pay fees and expenses related to the Credit Facilities and the Acquisition.

After the Initial Funding Date, borrowings under the Credit Facilities may be used for working capital, Permitted Acquisitions (as defined below), and general corporate purposes of each Credit Party and its respective subsidiaries.

Escrow:	On the Initial Funding Date, the aggregate amount of proceeds of the Credit Facilities that will be a sufficient to pay the holders of all Dissenting Company Shares (as defined in the Acquisition Agreement) upon the resolution of any asserted appraisal rights (the “Escrow Funds”) shall be deposited into (i) escrow with an escrow agent reasonably acceptable to the Agent pursuant to an escrow agreement in form and substance reasonably satisfactory to the Agent (the “Escrow Agreement”) or (ii) another arrangement reasonably satisfactory to the Agent to ensure that there shall be sufficient funds available to pay up to $5.25 per share to the holders of all Dissenting Company Shares upon the resolution of any asserted appraisal rights (including placing such funds with a paying agent reasonably satisfactory to the Agent, which arrangement shall be deemed satisfactory).

Collateral:	Subject to the Certain Funds Provision, the Credit Facilities shall be secured by all assets of the Credit Parties, including, but not limited to, the following (subject to exceptions agreed to by the Agent) (all such security being the “Collateral”):

	A)	Excepting only Permitted Liens (as defined below), a 1st priority security interest in 100% of each Credit Party’s property and assets, whether real, personal, tangible, or intangible, and wherever located, including, to the extent allowable by law, but not limited to, all cash and cash equivalents, deposit accounts, accounts receivable, contract rights, equipment, inventory, owned real property, fixtures, general intangibles, payment intangibles, contract rights, chattel paper, instruments, investment property, commercial tort claims, trademarks, copyrights, patents and other intellectual property and all other tangible and intangible assets of every type and nature, whether now existing or hereafter created, acquired, or arising, and all proceeds thereof;

	B)	Pledge of 100% of the issued and outstanding ownership interests in each Credit Party and 100% of the outstanding ownership interests in each other entity held by each Credit Party and in any new subsidiaries formed or acquired post closing (limited to 65% stock pledge on voting stock of first tier foreign subsidiaries and 100% stock pledge on non-voting stock of first tier foreign subsidiaries);

C)	Excepting only Permitted Liens, a 1st lien deed of trust or mortgage on all owned real property interests of each Credit Party above a value threshold to be agreed;

D)	Collateral assignment, Subordination and Pledge Agreements for all Credit Party notes receivable, inter-company notes receivable, subsidiary receivables, advances, etc., if any;

E)	If any Credit Party registers its software in the United States Copyright Office, such Credit Party must provide a perfected lien on such software; and

F)	Escrow of source code with a third party pursuant to a source code escrow agreement, in each case, acceptable to the Agent.

Notwithstanding anything herein to the contrary, the Collateral shall not include (A) any leasehold interests in real property, (B) letter of credit rights and commercial tort claims, in each case, with a value less than an amount to be agreed, (C) “intent-to-use” trademark applications, (D) motor vehicles and other assets subject to certificates of title with a value less than an amount to be agreed, (E) any rights or interest in any contract, lease, permit, license, or license agreement covering real or personal property of any Credit Party if under the terms of such contract, lease, permit, license, or license agreement, or applicable law with respect thereto, the grant of a security interest or lien therein is prohibited as a matter of law or under the terms of such contract, lease, permit, license, or license agreement and such prohibition or restriction has not been waived or the consent of the other party to such contract, lease, permit, license, or license agreement has not been obtained (provided, that, the exclusions set forth in this clause (E) shall in no way be construed (I) to apply to the extent that any described prohibition or restriction is unenforceable under Section 9-406, 9-407, 9-408, or 9-409 of the Uniform Commercial Code or other applicable law, (II) to apply to the extent that any consent or waiver has been obtained that would permit the Agent’s security interest or lien notwithstanding the prohibition or restriction on the pledge of such contract, lease permit, license or license agreement, or (III) to limit, impair, or otherwise affect the Agent’s continuing security interests in and liens upon any rights or interests of any Credit Party in or to (1) monies due or to become due under or in connection with any described contract, lease, permit, license, or license agreement or stock (including any accounts receivable, proceeds of inventory or stock), or (2) any proceeds from the sale, license, lease, or other dispositions of any such contract, lease, permit, license, license agreement, or stock), or (F) other exceptions, if any, to be mutually agreed upon. In addition, to the extent that the Agent reasonably determines that the cost of obtaining a perfected security interest in an asset is excessive in relation to the benefit to the Agent of the security to be afforded thereby, then the security interest in such assets shall not be required to be a perfected security interest (the foregoing are collectively referred to as the “Excluded Assets”).

Cash Management:	Within 30 days after the Initial Funding Date, all collections of the Credit Parties shall be deposited in deposit accounts subject to deposit account control agreements reasonably satisfactory to the Agent (collectively, the “Blocked Accounts”); provided that the Credit Parties shall not be required to enter into any control agreement in respect of (a) payroll accounts or (b) deposit or securities accounts the balance of which individually and in the aggregate at all times are less than an amount to be agreed. Upon the occurrence of a Cash Dominion Event (to be defined in the definitive Credit Documents), all funds deposited in the Blocked Accounts shall be transferred to a deposit account of the Agent on each business day and applied to repay the outstanding obligations under the Credit Facilities in the order and manner to be determined. The cash management system of the Credit Parties shall be otherwise maintained in a manner reasonably satisfactory to the Agent.

Conditions Precedent to Initial Funding Date:	Subject to the Certain Funds Provision, the funding of the Credit Facilities on the Initial Funding Date shall be subject to the satisfaction of the following conditions:

	A)	The negotiation, execution and delivery of definitive documentation evidencing the Credit Facilities, the Guaranty, the Limited Guaranty, the Escrow Agreement and the security interests in the Collateral, including, without limitation, a credit agreement, guaranties, security agreements, pledge agreements and other related definitive documents (collectively, the “Credit Documents”), which Credit Documents shall be prepared by counsel to the Agent and shall be based upon and substantially consistent with the terms set forth in the Commitment Letter and the Term Sheet and otherwise in form and substance reasonably satisfactory to the Agent and its counsel. Legal opinions, corporate resolutions, and documents from public officials and officers’ certificates, in each case customary for transactions such as the Acquisition and the Credit Facilities and in form and substance reasonably satisfactory to the Agent and its counsel, shall have been delivered;

B)	Subject to the Certain Funds Provision, the Lenders shall have received reasonably satisfactory evidence that the Agent (on behalf of the Lenders) shall have a valid and perfected first priority (subject to certain exceptions to be set forth in the Credit Documents) lien and security interest in the Collateral, including, without limitation, general and collateral releases from prior lenders;

C)	There shall be no borrowings under the Revolving Facility;

D)	The Agent shall have received results of searches for any effective UCC financing statements, intellectual property liens, tax liens or judgment liens filed against any Credit Party or its property, which results shall not show any such liens (other than Permitted Liens (as hereinafter defined) reasonably acceptable to the Agent);

E)	The Company shall have a minimum amount of Closing Liquidity on the Initial Funding Date of not less than $35,000,000 (after giving effect to all amounts to be borrowed and paid on the Initial Funding Date). “Closing Liquidity” means the sum of (i) unrestricted cash on hand plus cash equivalents and marketable securities (excluding restricted cash and any amounts held by third parties as deposits) plus (ii) availability under the Revolving Facility;

F)	The Lenders shall have received the: (a) audited financial statements for Target and its subsidiaries for the period ended December 31, 2016; (b) for the interim period from the most recent audited period to the Initial Funding Date, internally prepared, unaudited financial statements for Target and its subsidiaries for each quarterly period completed prior to 46 days before the Initial Funding Date, and for each monthly period completed prior to 31 days before the Initial Funding Date; and (c) a pro forma balance sheet of the Company and its subsidiaries, including Target, for the most recent quarterly period completed prior to 46 days before the Initial Funding Date, all in form and substance reasonably satisfactory to the Agent;

G)	There shall have occurred no Company Material Adverse Effect (as defined in the Acquisition Agreement);

H)	The absence of any action, suit, investigation or proceeding pending or, to the knowledge of the Company, threatened in any court or before any arbitrator or governmental authority that relates to the Credit Facilities;

I)	Subject to the Certain Funds Provision, evidence of the insurance required by the Credit Documents;

J)	The Agent shall have received an executed solvency certificate from the chief executive officer or chief financial officer of the Company in substantially the form attached hereto as Annex C in respect of the solvency of the Credit Parties, on a consolidated basis;

K)	Receipt by the Agent, in form and substance reasonably satisfactory to it, of (i) a copy of the merger agreement governing the Acquisition (the “Acquisition Agreement”) and each material document related thereto (collectively, the “Acquisition Documents”), duly executed by each of the parties thereto (it being acknowledged that the draft Acquisition Agreement received by the Agent on April 25, 2017 is satisfactory); (ii) evidence that the Acquisition (including the Merger) will be consummated in accordance with the terms of the Acquisition Documents concurrently with the effectiveness of the Credit Facilities without any amendments, modifications or waivers to the Acquisition Documents that are materially adverse to the Lenders (except for those delivered to and approved by the Agent), it being understood that, without limitation to the foregoing, (A) any reduction in the total consideration payable under the Acquisition Agreement that is equal to or greater than 10% of the total consideration payable thereunder, provided that a reduction in the total consideration payable under the Acquisition Agreement that is less than 10% of the total consideration payable thereunder shall only be deemed to be materially adverse to the interests of the Lenders if there is not a pro rata reduction to the Credit Facilities and the Equity Contribution (as defined below); (B) any amendment, modification or supplement to, or waiver of, the definition of “Company Material Adverse Effect” (or similar term) contained therein; or (C) any amendment, modification or supplement to, or waiver of, any of the Specified Acquisition Agreement Representations, in each case, shall be deemed materially adverse to the interests of the Lenders;

L)	The Sponsor shall have made a cash equity contribution to the Credit Parties, in an amount not less than $200,000,000 (subject to any reduction in purchase price provided above) (the “Equity Contribution”). The proceeds of the Equity Contribution, together with the Term Loan made on the Initial Funding Date, shall be sufficient to consummate the Acquisition and pay all related fees, commissions and expenses;

M)	The transactions set forth on Annex D attached to the Commitment Letter shall have been consummated and the Agent shall have received each of the agreements as described on Annex D attached to the Commitment Letter;

	N)	Payment of all fees and expenses then due and payable to the Agent and the Lenders;

	O)	The Agent shall have received evidence that each Credit Party has appointed an agent in New York City for the purpose of service of process in New York City and such agent shall agree in writing to give the Agent notice of any resignation of such service agent or other termination of the agency relationship;

	P)	Receipt of evidence reasonably satisfactory to the Agent that all existing indebtedness of the Credit Parties (other than Permitted Debt) shall have been repaid in full and all commitments to lend or make other extensions of credit thereunder have been terminated and all Liens securing such indebtedness or other obligations thereunder have been released and/or terminated;

	Q)	The Specified Representations shall be true and correct in all material respects (except that such materiality qualifier shall not be applied to any representations or warranties that already are qualified or modified as to “materiality” or “Material Adverse Effect” in the text thereof, which representations and warranties shall be true and correct in all respects subject to such qualification) and the Specified Acquisition Agreement Representations shall be true and correct; and

	R)	The Agent shall have received all documentation and other information reasonably requested at least 5 days prior to the Initial Funding Date that is required by bank regulatory authorities under applicable “know-your-customer” and anti-money laundering rules and regulations, including the Patriot Act, and all such documentation and other information shall be in form and substance reasonably satisfactory to the Agent.

	S)	The Escrow Funds shall be deposited into the account subject to the Escrow Agreement or another account acceptable to the Agent upon the funding of the Credit Facilities.

Conditions to All Borrowings:	The borrowings of the Credit Facilities on the Initial Funding Date shall be subject only to the satisfaction of the Certain Funds Provisions.

After the Initial Funding Date, borrowings under the Revolving Facility will be subject to the satisfaction of the following conditions: (i) prior written notice of borrowing; (ii) the accuracy of representations and warranties set forth in the Credit Documents as of the date of each borrowing in all material respects (except that such materiality qualifier shall not be applicable to any representations and warranties that already are qualified or modified by materiality in the text thereof); (iii) the absence of any continuing default or event of default; (iv) the making of such loan shall not contravene any law, rule or regulation applicable to the Agent or any Lender; (v) the Credit Parties shall have paid all fees, costs and expenses then payable by the Credit Parties pursuant to the Credit Documents; and (vi) if the use of proceeds is intended to finance a Permitted Acquisition, the Agent shall have received evidence that the related acquisition is a Permitted Acquisition.

After the Initial Funding Date, the Agent or the Lenders shall be entitled, but not obligated to, request and receive, prior to the making of any credit extension, additional information reasonably satisfactory to the requesting party confirming the satisfaction of any of the foregoing if, in the good faith judgment of the Agent or the Lenders such request is warranted under the circumstances.

Representations and Warranties:

Limited to the following (and in each case subject to customary qualifications, exceptions and limitations to be agreed): (i) due organization, power and authority, qualification and authorization; (ii) no conflicts with laws and material contracts; (iii) execution, delivery and enforceability of the Credit Documents and the Acquisition Documents; (iv) financial statements, projections and solvency; (iv) no Material Adverse Effect; (v) title to properties, real estate, intellectual property and insurance matters; (vi) no material litigation; (vii) use of proceeds and not engaging in business of purchasing/carrying margin stock; (viii) status under Investment Company Act; (iv) validity and priority of security interests; (x) tax matters, (xi) compliance with law, contracts, organizational documents, and no default; (xii) environmental, labor and ERISA matters; (xiii) no required governmental or third party consents or approvals; (xiv) Acquisition Documents; (xv) capitalization, (xvi) accounts and bank accounts; (xviii) broker’s fees; (xix) full disclosure; (xx) FCPA; (xxi) Patriot Act; (xxii) managerial assistance; (xxiii) permits; (xxiv) common enterprise; (xxv) material contracts; (xxvi) customers and suppliers (xxvi) security interests; and (xxvii) indebtedness.

Financial Covenants:	Maximum Total Leverage Ratio: Maintenance of a maximum total leverage ratio ((a) total funded debt of the Credit Parties divided by (b) Consolidated Adjusted EBITDA of the Credit Parties) set forth below for the applicable periods set forth below (the “Total Leverage Ratio”). Consolidated Adjusted EBITDA will be mutually defined in the Credit Documents and will include the add-backs for restructuring charges and deferred revenue write downs set forth on Annex E to the Commitment Letter. For purposes of the Total Leverage Ratio, Consolidated Adjusted EBITDA shall be calculated on an Annualized Basis.

“Annualized Basis” means with respect to calculating an amount (a) for the 1 fiscal quarter period ending September 30, 2017, such amount for the 1 fiscal quarter period ending September 30, 2017 times four (4), (b) for the 2 fiscal quarter period ending December 31, 2017, such amount for the 2 fiscal quarter period ending December 31, 2017 times two (2), (c) for the 3 fiscal quarter period ending March 31, 2018, such amount for the 3 fiscal quarter period ending March 31, 2018 times four-thirds (4/3) and (d) for the 4 fiscal quarter period ending June 30, 2018 and each 4 fiscal quarter period thereafter, such amount for the 4 fiscal quarter period then ending.

Fiscal Quarter End	Total Leverage Ratio
For the 1 fiscal quarter ending September 30, 2017	5.89 to 1.00
For the 2 fiscal quarters ending December 31, 2017	4.12 to 1.00
For the 3 fiscal quarters ending March 31, 2018	3.44 to 1.00
For the 4 fiscal quarters ending June 30, 2018	3.13 to 1.00
For the 4 fiscal quarters ending September 30, 2018	2.61 to 1.00
For the 4 fiscal quarters ending December 31, 2018	2.42 to 1.00
For the 4 fiscal quarters ending March 31, 2019 and each period of 4 fiscal quarters ending thereafter	2.25 to 1.00

Minimum Fixed Charge Coverage Ratio: Maintenance of a minimum fixed charge coverage ratio ((a) Consolidated Adjusted EBITDA of the Credit Parties minus capital expenditures divided by (b) cash interest expense plus scheduled principal repayments plus restricted junior payments (including, without limitation, management fees) paid plus the aggregate amount of all payments made (other than payments for accrued balance sheet liabilities in the ordinary course of business, including payment of unvested RSUs and options pursuant to the Acquisition Agreement) that are not expensed or do not otherwise result in a decrease to the net income of Borrower and its Subsidiaries for such period plus income taxes actually paid in cash in accordance with GAAP) set forth below for the applicable periods set forth below. The charges set forth in the preceding clause (b) are the “Consolidated Fixed Charges”. For purposes of the Fixed Charge Coverage Ratio, Consolidated Adjusted EBITDA and the Consolidated Fixed Charges shall be calculated on an Annualized Basis.

Fiscal Quarter End	Fixed Charge Coverage Ratio
For the 1 fiscal quarter ending September 30, 2017	1.46 to 1.00
For the 2 fiscal quarters ending December 31, 2017	2.06 to 1.00
For the 3 fiscal quarters ending March 31, 2018	2.46 to 1.00
For the 4 fiscal quarters ending June 30, 2018	2.70 to 1.00
For the 4 fiscal quarters ending September 30, 2018	2.93 to 1.00
For the 4 fiscal quarters ending December 31, 2018	2.89 to 1.00
For the 4 fiscal quarters ending March 31, 2019	2.77 to 1.00
For the 4 fiscal quarters ending June 30, 2019	2.65 to 1.00
For the 4 fiscal quarters ending September 30, 2019	2.56 to 1.00
For the 4 fiscal quarters ending December 31, 2019	2.63 to 1.00
For the 4 fiscal quarters ending March 31, 2020	2.71 to 1.00
For the 4 fiscal quarters ending June 30, 2020	2.80 to 1.00
For the 4 fiscal quarters ending September 30, 2020	2.66 to 1.00
For the 4 fiscal quarters ending December 31, 2020	2.54 to 1.00
For the 4 fiscal quarters ending March 31, 2021	2.45 to 1.00
For the 4 fiscal quarters ending June 30, 2021	2.38 to 1.00
For the 4 fiscal quarters ending September 30, 2021 and each period of 4 fiscal quarters ending thereafter	2.33 to 1.00

Minimum Liquidity: Maintain minimum Liquidity of at least the amount set forth below for the applicable period at all times during such period. “Liquidity” means the sum of (i) unrestricted cash on hand plus cash equivalents and marketable securities (excluding restricted cash and any amounts held by third parties as deposits) subject to a control agreement in favor of the Agent plus (ii) availability under the Revolving Facility.

Fiscal Quarter End	Minimum Liquidity
For the fiscal quarter ending September 30, 2017	$10,000,000
For the fiscal quarter ending December 31, 2017	$10,000,000
For the fiscal quarter ending March 31, 2018	$10,000,000
For the fiscal quarter ending June 30, 2018	$15,000,000
For the fiscal quarter ending September 30, 2018	$15,000,000
For the fiscal quarter ending December 31, 2018	$15,000,000
For the fiscal quarter ending March 31, 2019	$15,000,000

Minimum Recurring Revenues: Maintenance of a minimum amount of Recurring Revenues of at least the amount set forth below for the applicable period. “Recurring Revenues” means, with respect to any period, the total software revenues (support revenues, maintenance revenues, subscription revenues, term license revenues and other recurring revenues to be agreed) of the Company and its subsidiaries for such period as reflected on the Company’s and its subsidiaries financial statements, recognized in accordance with GAAP but excluding any perpetual license revenue or professional services revenue.

Fiscal Quarter End	Recurring Revenue
For the 1 fiscal quarter ending September 30, 2017	$38,500,000
For the 2 fiscal quarters ending December 31, 2017	$76,000,000
For the 3 fiscal quarters ending March 31, 2018	$112,500,000
For the 4 fiscal quarters ending June 30, 2018	$148,100,000

For the 4 fiscal quarters ending September 30, 2018	$145,600,000
For the 4 fiscal quarters ending December 31, 2018	$144,600,000
For the 4 fiscal quarters ending March 31, 2019	$145,000,000
For the 4 fiscal quarters ending June 30, 2019	$138,100,000
For the 4 fiscal quarters ending September 30, 2019	$139,800,000
For the 4 fiscal quarters ending December 31, 2019	$141,500,000
For the 4 fiscal quarters ending March 31, 2020	$143,300,000
For the 4 fiscal quarters ending June 30, 2020	$145,00,000
For the 4 fiscal quarters ending September 30, 2020	$146,800,000
For the 4 fiscal quarters ending December 31, 2020	$148,600,000
For the 4 fiscal quarters ending March 31, 2021	$150,400,000
For the 4 fiscal quarters ending June 30, 2021	$152,300,000
For the 4 fiscal quarters ending September 30, 2021	$154,100,000
For the 4 fiscal quarters ending December 31, 2021	$156,000,000
For the 4 fiscal quarters ending March 31, 2022	$157,900,000
For the 4 fiscal quarters ending June 30, 2022	$159,900,000

Covenants and Other
Terms and Conditions:		Limited to the following (and in each case subject to customary qualifications, baskets, exceptions and limitations to be agreed):

	A)	The Company shall provide annual audited financial statements of the Company and its subsidiaries prepared by a nationally recognized accounting firm acceptable to the Agent within (i) 120 days of the Company’s fiscal year-end ending December 31, 2017 and (ii) 90 days of the Company’s fiscal year-end thereafter, including consolidated balance sheet, consolidated statement of income, consolidated statement of cash flows, and notes, and auditor’s letter to management, together with a management comparison against the prior fiscal year and the annual fiscal budget;

B)	The Company shall provide no later than 30 days prior to the beginning of each fiscal year, a consolidated plan and financial forecast through the Maturity Date including a forecasted consolidated balance sheet, statements of income, and cash flows, and an explanation of the assumptions on which such forecasts are based and demonstrating projected compliance with financial covenants;

C)	The Company shall provide copies of its federal income tax return, or the consolidated returns of its filing parent, within 15 days after filing;

D)	The Company shall provide quarterly financial statements and financial covenant compliance certificates within 45 days after each fiscal quarter-end, including consolidated balance sheet, consolidated statement of income, consolidated statement of cash flows, consolidating income statement, and consolidating balance sheet, for such quarter and for the period from the beginning of such year to the end of such quarter, together with a comparison against the corresponding period in the prior fiscal year and the annual fiscal budget as well as other operating reports as may be reasonably requested by the Agent. In addition, the Company shall provide (i) a management and discussion analysis for the preceding quarter, including, without limitation, with respect to customer losses, customer additions and other information and (ii) bookings reports and data for such preceding quarter;

E)	The Company shall provide monthly financial statements within 30 days of month-end (commencing with the third month ending after the Initial Funding Date), including consolidated balance sheet, consolidated statement of income, consolidated statement of cash flows, consolidating income statement, and consolidating balance sheet, for such month and for the period from the beginning of such year to the end of such month, together with a comparison against the corresponding period in the prior fiscal year and the annual fiscal budget as well as other operating reports as may be reasonably requested by the Agent;

F)	The Company shall provide quarterly bookings, churn and retention data reports;

G)	The Company shall provide quarterly reporting with respect to headcount of its employees and independent contractors, including a report setting forth headcount by function of such employees and independent contractors provided by Aurea Software, Inc. (“Aurea”), Versata Enterprises, Inc. (“Versata”) and Crossover Markets, Inc. (“XO”) and the detailed expenses and costs related thereto (which in the case of Versata may be a dollar ($) amount allocation but shall also provide reasonable detail showing employee detail on a full time equivalent basis which can be on a percentage basis);

H)	The Company shall cause the Parent, Aurea, Versata and XO to each provide quarterly financial statements within 60 days after each fiscal quarter-end, including consolidated balance sheet, consolidated statement of income, consolidated statement of cash flows, consolidating income statement, and consolidating balance sheet, for such quarter and for the period from the beginning of such year to the end of such quarter, together with a comparison against the corresponding period in the prior fiscal year;

I)	The Company shall cause (i) Aurea to provide annual audited financial statements prepared by a nationally recognized accounting firm acceptable to the Agent within 120 days of each fiscal year-end, including consolidated balance sheet, consolidated statement of income, consolidated statement of cash flows, and notes, and auditor’s letter to management, together with a management comparison against the prior fiscal year, (ii) the Parent (or one of its subsidiaries) to provide annual audited financial statements prepared by a nationally recognized accounting firm acceptable to the Agent within 120 days of each fiscal year-end, including consolidated balance sheet, consolidated statement of income, consolidated statement of cash flows, and notes, and auditor’s letter to management, together with a management comparison against the prior fiscal year and (iii) Versata and XO to provide annual audited financial statements of Trilogy, Inc. prepared by a nationally recognized accounting firm acceptable to the Agent within 120 days of each fiscal year-end, including consolidated balance sheet, consolidated statement of income, consolidated statement of cash flows, and notes, internally prepared annual consolidating financial statements of Trilogy, Inc. and auditor’s letter to management, together with a management comparison against the prior fiscal year;

J)	The Company shall provide accounts receivable and accounts payable aging schedules as of the end of each quarter, within 30 days of the end of each quarter, or more often as may be requested by the Agent;

K)	The Credit Parties shall (i) file and pay taxes, (ii) maintain legal existence, qualification and good standing, (iii) comply with laws

(including environmental, ERISA and pension laws), licenses and material agreements, (iv) maintain material assets in good working order, (v) permit inspections and lender meetings subject to limitations to be agreed, (vi) maintain appropriate levels of insurance on all Collateral with the Agent named as loss payee and additional insured, (vii) provide customary information, notices and reports with respect to defaults, material litigations, ERISA matters, insurance, collateral, material contracts and other items to be agreed, (viii) permit reasonable communication with accountants; (ix) provide customary further assurances including with respect to new subsidiaries and additional real estate; and (x) provide annual updates to the source code subject to the source code escrow agreement;

L)	The Credit Parties shall have no other debt or liens except for debt to the Lenders under the Credit Documents, debt incurred under capital leases and for equipment (cars, vans, etc.) financing not to exceed an amount to be determined by the Agent, and other debt and lien baskets reasonably acceptable to the Agent (such permitted debt is referred to as “Permitted Debt” and such permitted liens are referred to as “Permitted Liens”); and the Credit Parties shall not enter into any additional negative pledges;

M)	The Credit Parties shall not become or remain liable with respect to any guaranties or similar contingent obligations except for the Guaranties;

N)	No Credit Party shall liquidate, or dissolve, or enter into any consolidation, merger or other combination, or sell, lease or transfer any of its assets (including any sale-leaseback or disposition of subsidiaries) except in the ordinary course of business;

O)	No Credit Party shall make or enter into any contracts to make (i) acquisitions, including, without limitation, any purchase of the assets of any division or line of business of any person other than Permitted Acquisitions (as defined below), (ii) investments, including, without limitation, any purchase of beneficial interests in any other person or any formation of any new subsidiary, (iii) loans or advances to any other person, or (iv) any payments to any broker in connection with the Credit Facilities, in each case, without the Agent’s prior written consent (not to be unreasonably withheld or delayed);

“Permitted Acquisitions” shall be defined in the Credit Documents, but in any event (x) shall provide that the purchase consideration payable in respect of any Permitted Acquisitions shall be subject to an individual cap and an aggregate cap to be mutually agreed upon, and (y) shall include, among others, the conditions that (i) after giving pro forma effect to any Permitted Acquisition, the Total Leverage Ratio for the most recently completed twelve consecutive month period with respect to which the Agent has received financial statements shall be equal to or less than the lesser of (A) a level to be determined and (B) the applicable Total Leverage Ratio covenant level for the most recently completed fiscal quarter with respect to which the Agent has received financial statements minus 0.50 times, (ii) no event of default has occurred and is continuing or would result therefrom, (iii) subject to the terms of the Credit Documents, the acquired entity becomes a Credit Party, and (iv) the line of business of the acquired entity shall be similar, ancillary, complementary or related to, or a reasonable extension or expansion of, the businesses conducted by the Company and its subsidiaries.

P)	No Credit Party shall, nor shall it permit any of its subsidiaries to, directly or indirectly, enter into or permit to exist any transaction (including the purchase, sale, lease or exchange of any property or the rendering of any service) with any holder of 10% or more of any class of capital stock of any Credit Party or any of its subsidiaries or with any affiliate or of any such holder; provided, however, that the Credit Parties and their subsidiaries may enter into or permit to exist any such transaction if either (i) the Agent has consented thereto in writing prior to the consummation thereof or (ii) the terms of such transaction are not less favorable to the Credit Party or its subsidiary, as the case may be, than those that might be obtained at the time from a person who is not such a holder or affiliate; further, provided, that the foregoing restrictions shall not apply to (1) any transaction between Company and any Guarantor that is a subsidiary of Company; (2) reasonable and customary fees paid to members of the board of directors (or similar governing body) of any Credit Party; and (3) compensation arrangements for officers and other employees of the Credit Party entered into in the ordinary course of business;

Q)	No Credit Party shall prepay, redeem, purchase, defease, exchange or repurchase any Permitted Debt or amend or modify any of the terms of any Permitted Debt or Permitted Liens;

R)	No Credit Party shall declare or pay any dividend or distribution or make any other restricted payment in cash, property, assets or in kind except for (i) reimbursement of reasonable out-of-pocket expenses of the Sponsor, (ii) reimbursement of reasonable and customary expenses of the board of directors, (iii) reimbursement of reasonable and customary parent company administrative expenses, (iv) dividends for stock repurchases from employees, in each case, so long as no event of default has occurred and is continuing or would result therefrom and not to exceed amounts to be mutually agreed; (v) so long as no event of default has occurred and is continuing or would result therefrom, the Credit Parties may pay management fees to the Sponsor in an aggregate amount not to exceed an amount to be agreed in any calendar year; and (vi) on or prior to the two (2) year anniversary of the Initial Funding Date, payouts with respect to unvested options and RSU(s), if any, up to a maximum aggregate amount of $35.9 million;

S)	No Credit Party shall (i) engage in businesses other than those businesses the Credit Parties are engaged in on the Initial Funding Date or any reasonably complementary or reasonably related business thereto, or (ii) change its fiscal year end or method of accounting (other than as may be required to conform to GAAP);

T)	No Credit Party shall amend, terminate or waive any provision of any organizational document or material contract to the extent such amendment, termination or waiver would reasonably be expected to be materially adverse to such Credit Party or the Company and its subsidiaries taken as a whole;

U)	No Credit Party shall amend, terminate or waive any provision of any Shared Services Agreement (as defined in Annex D attached to the Commitment Letter) in a manner that would reasonably be expected to be materially adverse to such Credit Party or the Company and its subsidiaries taken as a whole or the Agent and the Lenders;

V)	No Credit Party shall (i) amend, terminate or waive any provision of any existing long term upfront license agreement to the extent such amendment, termination or waiver would reasonably be expected to be materially adverse to such Credit Party or the Company and its subsidiaries taken as a whole or the Agent and the Lenders or (ii) enter into any new, long term upfront license agreement;

W)	No Credit Party shall (i) enter into any agreement prohibiting the creation of any Lien upon any of its properties or assets, whether now owned or hereafter acquired, (ii) enter into restrictions with respect to subsidiaries distributions, (iii) conduct any business or engage in any transaction that violates the USA Patriot Act or any other anti-terrorism law, or (iv) establish or maintain a Deposit Account or a Securities Account required to be included as Collateral that is not subject to a control agreement.

	X)	The Credit Parties shall not make capital expenditures for any fiscal year in excess of certain specified amounts to be determined by the Agent and the Company.

	Y)	The Credit Parties shall conduct the cash management of its foreign subsidiaries and shall repatriate the cash of its foreign subsidiaries in a manner consistent with its current practice reasonably acceptable to Agent or as otherwise mutually agreed.

Events of Default:	Limited to the following (and in each case subject to customary qualifications, grace periods, exceptions and limitations to be agreed):

	A)	Failure to pay when due any principal, interest, premium, fees or other amounts owed under the Credit Documents;

	B)	Cross-default to other indebtedness and similar obligations having an aggregate outstanding principal amount in excess of an amount to be agreed;

	C)	Failure to comply with covenants and other agreements in the Credit Documents;

	D)	Breach of any representations or warranties in any material respect;

	E)	Any liquidation, bankruptcy, reorganization, or any other insolvency proceeding is commenced by or against any Credit Party or any of their subsidiaries or a receiver is appointed for any Credit Party or its assets;

	F)	Judgments in excess of amounts to be agreed;

	G)	The occurrence of certain ERISA related events;

	H)	The occurrence of a Change of Control (to be defined in the Credit Documents);

	I)	The occurrence of a default under any Shared Services Agreement;

	J)	Failure, invalidity, repudiation or impairment of any Credit Documents or (subject to the Certain Funds Provision) of the security interests in the Collateral;

	K)	Any order, judgment or decree shall be entered against any Credit Party decreeing the dissolution or split up of such Credit Party and such order shall remain undischarged or unstayed for a period in excess of a period of days to be agreed;

	L)	Indictment of any Credit Party or any of its subsidiaries under any criminal statute, or commencement of criminal or civil proceedings against any Credit Party or any of its subsidiaries pursuant to which statute or proceedings the penalties or remedies sought or available include forfeiture to any governmental authority of any material portion of the property of such Credit Party or subsidiary;

M)	(i) Any Credit Party or any of its subsidiaries is enjoined, restrained or in any way prevented by the order of any court or any governmental authority from conducting all or any material part of its business for more than 15 days; (ii) any other cessation of a substantial part of the business of the Company or any of its subsidiaries for a period which materially and adversely affects the Company or any of its subsidiaries; or (iii) any material damage to, or loss, theft or destruction of, any Collateral whether or not insured or any strike, lockout, labor dispute, embargo, condemnation, act of God or public enemy, or other casualty which causes, for more than 15 consecutive days, the cessation or substantial curtailment of revenue producing activities at a real property; and

N)	There shall occur and be continuing any “Event of Default” (or any comparable term) under, and as defined in the documents evidencing or governing any subordinated indebtedness, (ii) any of the obligations under the Credit Facilities for any reason shall cease to be “Senior Indebtedness” or “Designated Senior Indebtedness” (or any comparable terms) under, and as defined in the documents evidencing or governing any subordinated indebtedness, (iii) any indebtedness other than the obligations under the Credit Facilities shall constitute “Designated Senior Indebtedness” (or any comparable term) under, and as defined in, the documents evidencing or governing any subordinated indebtedness, or (iv) the subordination provisions of the documents (including, without limitation, any subordination agreement) evidencing or governing any subordinated indebtedness shall, in whole or in part, terminate, cease to be effective or cease to be legally valid, binding and enforceable against any holder of the applicable subordinated indebtedness.

The Borrower shall have the right to issue equity interests to the Sponsor for cash, which such cash proceeds from such equity issuance shall be included in the calculation of Consolidated Adjusted EBITDA in such amounts as are necessary for the Credit Parties to be in compliance with the financial covenants (the “Cure Right”). Such cash equity contribution shall be made to the Borrower on or prior to the day which is 10 business days after the day on which financial statements are required to be delivered for any fiscal quarter and, except as provided in the last sentence of this section, shall be included in the calculation of Consolidated Adjusted EBITDA for the fiscal quarter then most recently ended and for applicable subsequent fiscal quarters. Upon receipt of such equity contribution, the Borrower shall use 100% of the proceeds of such equity contribution to prepay the Term Loan in the inverse order of the maturity of the installments due with respect thereto. The Cure Right may not be exercised (i) in consecutive fiscal quarters and (ii) more than four times during the term of the Credit Facilities. The amount contributed for any Cure Right shall not exceed the amount required to cause the Credit Parties to be in compliance with the financial covenants (after giving pro forma effect to the amount contributed). The amount contributed cannot exceed 10% of Consolidated Adjusted EBITDA (calculated without increasing Consolidated Adjusted EBITDA by the amount contributed) for the trailing twelve month period ended as of the relevant fiscal quarter. The prepayment of the Term Loan in connection with the Cure Right shall not be included in determining the calculation of the Total Leverage Ratio for the fiscal quarter then most recently ended nor shall it be included for the applicable subsequent three fiscal quarters.

Assignments:	The Lenders may sell, transfer, negotiate or assign to one or more of their affiliates or one or more banks, financial institutions, lenders or other entities that are eligible assignees (as defined in the Credit Documents) a portion of its loans, rights and obligations under the Credit Documents subject to the prior written consent of the Agent and, so long as no event of default has occurred and is continuing, the consent of the Borrower (such consent not to be unreasonably withheld, delayed or conditioned) solely in the case of any lender that is a Competitor of the Borrower and compliance with other limitations to be set forth in the Credit Documents. The Lenders will also have rights to sell participations, subject to customary limits on voting rights. Assignments to affiliates of the Sponsor or the Company shall not be permitted.

Funding Protection:	Customary for transactions of this type, including breakage costs, gross-up for withholding, compensation for increased costs and compliance with capital adequacy and other regulatory restrictions.

Taxes, Reserve Requirements and Indemnities:

All payments are to be made free and clear of any taxes, imposts, assessments, withholdings or other deductions whatsoever. Foreign Lenders shall furnish to the Agent appropriate certificates or other evidence of exemption from U.S. federal tax withholding. The Credit Parties will indemnify the Lenders against all increased costs of capital resulting from reserve requirements or otherwise imposed, in each case subject to customary increased costs, capital adequacy and similar provisions to the extent not taken into account in the calculation of the Base Rate or the LIBOR Rate.

Brokers’ Fees:	No broker’s or finder’s fee or commission will be payable with respect hereto or any of the transactions contemplated hereby.

Indemnification; Expenses:	Customary and appropriate provisions relating to indemnity, expense reimbursement and related matters in a form reasonably satisfactory to the Arranger, the Agent and the Lenders.

Choice of Law; Jurisdiction:

The Credit Documents will be governed by and construed in accordance with the laws of the State of New York. The Credit Parties will submit to the non-exclusive jurisdiction and venue of the federal and state courts of the State of New York and shall waive any right to trial by jury; provided, that the laws of the jurisdiction governing the Acquisition Agreement shall govern in determining (a) the interpretation of a “Company Material Adverse Effect” (as defined in the Acquisition Agreement) and whether a “Company Material Adverse Effect” has occurred, in each case, under the Acquisition Agreement, (b) the accuracy of the Acquisition Agreement Representations and whether as a result of the inaccuracy thereof you or your applicable affiliate has the right to terminate your (or their) obligations under, or otherwise not consummate, the Acquisition pursuant to the Acquisition Agreement and (c) whether the Acquisition has been consummated in accordance with the terms of the Acquisition.

Counsel to the Agent:	Schulte Roth & Zabel LLP

Public Announcement:	Upon closing, the Agent may, at its own expense and subject to the consent of the Sponsor (such consent not to be (i) unreasonably withheld, delayed or conditioned or (ii) required in connection with any filings or publications required by applicable law, regulation, legal process or the rules of a national securities exchange), issue news releases and publish “tombstone advertisements” and other announcements in newspapers, trade journals, and other appropriate media (collectively, “Trade Announcements”) and disclose such other information as may be required by law and no Credit Party shall issue any Trade Announcement prior to or after the Initial Funding Date except (i) to the extent required by applicable law, regulation, legal process or the rules of a national securities exchange or (ii) with the prior consent of the Agent.

Annex C

FORM OF SOLVENCY CERTIFICATE

[●][●],[●]

This Solvency Certificate is being executed and delivered pursuant to Section [●] of that certain Financing Agreement, dated as of [                 ], 2017, by and among [                ], [                 ] and [                ] (the “Financing Agreement”; the terms defined therein being used herein as therein defined).

I, [●], the [Chief Financial Officer/equivalent officer] of [                ] (the “Company”), in such capacity and not in an individual capacity, hereby certify as follows:

1.	I am generally familiar with the businesses and assets of the Company and its Subsidiaries, taken as a whole, and am duly authorized to execute this Solvency Certificate on behalf of the Company pursuant to the Financing Agreement; and

2.	As of the date hereof and after giving effect to the transactions and the incurrence of the indebtedness and obligations being incurred in connection with the Financing Agreement and the transactions contemplated thereby (including, without limitation, the Acquisition), (i) the sum of the Company’s and its Subsidiaries’ debt (including contingent liabilities), taken as a whole, does not exceed the present fair saleable value of the Company’s and its Subsidiaries’ present assets, taken as a whole; (ii) the Company’s and its Subsidiaries’ capital, taken as a whole, is not unreasonably small in relation to its business as contemplated on the Initial Funding Date and reflected in the projections or with respect to any transaction contemplated or undertaken after the Initial Funding Date and (iii) none of the Company nor any of its Subsidiaries has incurred and does not intend to incur, or believes (nor should it reasonably believe) that it will incur, debts beyond its ability to pay such debts as they become due (whether at maturity or otherwise). For purposes of this definition, the amount of any contingent liability at any time shall be computed as the amount that, in light of all of the facts and circumstances existing at such time, represents the amount that can reasonably be expected to become an actual or matured liability.

IN WITNESS WHEREOF, I have executed this Solvency Certificate on the date first written above.

[Name], [Chief Financial Officer/equivalent officer

Annex C-1

Annex D

Shared Services Transactions

The Sponsor has proposed the following structure for shared services between the Borrower and certain affiliates of the Sponsor.

1.	Aurea Software, Inc. (“Aurea”) would provide up to ten (10) executives and/or senior managers to the Borrower for executive management services. These executives would spend 70-75% of their time on the Borrower and the cost of such time would be proportionately allocated to the Borrower (the “Executive Management Services”).

2.	Versata Enterprises, Inc. (“Versata”) would provide general and administrative services to the Borrower for a fixed price of 5.5% of the Borrower’s revenue (the “G&A Services”). Employees and contractors at Versata Enterprises, Inc. would provide G&A Services to the Borrower and other portfolio companies of the Sponsor.

3.	Crossover Markets, Inc. (“XO”) would hire employees (such employees, “XO Service Employees”) and contractors (such contractors, the “XO Independent Contractors”) and they will work 100% on the Borrower’s jobs/services (the “XO Services”).

It is anticipated that current employees and contractors of the Borrower would become XO Service Employees or XO Independent Contractors (other than foreign employees of the Borrower, which shall remain employed by the Borrower). Certain employees of the Borrower providing G&A Services may become employees or contractors of Versata.

The following transactions shall be entered into upon consummation of the Acquisition:

A. The Executive Management Services, the G&A Services and the XO Services would be provided pursuant to (i) shared service agreements in form and substance reasonably satisfactory to the Agent (collectively, the “Services Agreements”) and (ii) a transitions service agreement, in form and substance reasonably satisfactory to the Agent (the “Transition Services Agreement”). The Transition Services Agreement would be effective upon closing of the Credit Facilities. The services would start to be provided under the Transition Services Agreement after the occurrence of a default under the Credit Facilities and continue to be provided thereunder until a period of time to be determined after a default occurred under the Credit Facilities (which period of time shall not be less than two (2) years after such default occurred under the Credit Facilities).

The Parent, Aurea and Versata would be parties to the Transition Services Agreement, and could be held jointly and severally liable for damages (capped at the amount due under the Credit Facilities) solely in the case that both an event of default occurred and the services described in this Section A failed to be provided and/or performed. The Transition Services Agreement will contain a financial covenant to be determined and acceptable to the Agent with respect to the financial viability of at least one of the Parent, Aurea and Versata.

Annex D-1

B. The contractor agreements of the XO Independent Contractors signed with XO would provide that at the election of the Borrower, such XO Independent Contracts would automatically be assigned by XO to the Borrower and become independent contractors of the Borrower and not XO.

C. The Borrower and XO would enter into co-employment agreement arrangements in form and substance reasonably satisfactory to the Agent (the “Co-Employment Agreement”, and together with the Services Agreements and the Transition Services Agreement, collectively the “Shared Services Agreements”) pursuant to which the XO Services Employees would be employees of both the Borrower and XO. XO would continue to perform all of the services that the Sponsor has proposed in #3 above, but the XO Services Employees would be employees of both the Borrower and XO. Upon the occurrence of an event of default the Borrower could elect to terminate the Co-Employment Agreement and the XO Services Employees would then be employees solely of the Borrower.

Annex D-2

Annex E

Restructuring Charges and Deferred Revenue Write-Downs

•	Non-cash deferred revenue write-off from GAAP purchase accounting;

•	restructuring charges (including charges relating to employee terminations, facilitates fees and vender termination fees ) incurred through the one year anniversary of the Initial Funding Date up to a maximum add-back of $25 million, of which no more than $12.5 million can be added back for the second half of such year; and

•	to the extent expensed through the income statement of the Borrower, expensed payouts of unvested options and RSU(s), if any, up to a maximum add-back of $35.9 million.

Annex E-1